From: **Cullen Gallagher** cullen@lunchpayments.com
Subject: Lunch Information
Date: October 29, 2021 at 2:28 PM
To: Kishor Veerashekar kishor@pnple.com

Hi Kishor,

Thanks for hopping on the call today. Here's the link to the data room and the information we spoke about.

At Lunch, we're building a platform to digitize the **$7.8T** still paid every year by paper check. We achieve this by:

1. Automating invoice collections
2. Factoring (lending against invoices)

Collections:
Since we started four months ago, we're already processing over **$400k** per month.

Factoring:
We are launching our lending product soon! We already have demand to factor **$500k** per month. Lunch earns **5%** on these transactions. We are deep into discussions with banks and private lenders to secure our first debt facility to power lending.

Long term we want our platform to enable factoring for a wide range of companies—functionally allowing vendors to accept paper check payments over the internet and get paid immediately. Our goal is to bring a credit card experience to paper check transactions.

I've attached a deck below. If you would like to learn more, feel free to schedule a call directly here.



Lunch
Invest...ail].pdf

Thanks,
~cullen

Cullen Gallagher I co-founder I L U N C H I  LinkedIn I



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